[BIOMET, INC. LETTERHEAD]

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn:                    Michael Pressman
Perry Hindin
Tom Jones

Re:                               Biomet, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 31, 2007
File No. 1-15601

March 21, 2007

Ladies and Gentlemen:

This letter is in response to our conversation with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on March 20, 2007 regarding the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and supplements our letter to the Staff dated February 20, 2007.

The Staff has asked Biomet, Inc. (“Biomet”) to provide a representation regarding information provided to LVB Acquisition LLC (“Purchaser”) and to Biomet shareholders. Biomet believes that “Proposal 1 — Approval of the Merger Agreement — Review of Historical Stock Option Granting Practices” of the Preliminary Proxy Statement summarizes the material facts which had been disclosed by Biomet to Purchaser concerning Biomet’s review of historical stock option granting practices and the related matters (including financial statement effects) on or prior to the date Purchaser entered into the merger agreement and that the definitive Proxy Statement on Schedule 14A to be filed with the SEC (the “Definitive Proxy Statement”) will similarly summarize the material facts disclosed by Biomet to Purchaser on or prior to the date thereof concerning these matters.

Furthermore, Biomet clarifies its letter to the Staff dated February 20, 2007 to confirm that applicable accounting rules will require Biomet to recognize compensation expense in periods following November 30, 2006 with respect to unvested stock options outstanding as of November 30, 2006. If appropriate, Biomet will also make this clarification in its Definitive Proxy Statement.

We hope that the foregoing has been responsive to the Staff’s request. Biomet hereby acknowledges that (a) Biomet is responsible for the adequacy and accuracy of the disclosures in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) Biomet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please direct any questions concerning this letter to the undersigned at (574) 372-1701, Richard W. Porter, P.C. at (312) 861-2396 or Robert M. Hayward at (312) 861-2133.

* * * * * * * * *

Sincerely,

BIOMET, INC.

/s/ Bradley J. Tandy
Name:	Bradley J. Tandy
Title:	Senior Vice President, Acting
General Counsel and Secretary

cc:	Richard W. Porter, P.C.
Robert M. Hayward
Kirkland & Ellis LLP

Gary I. Horowitz
Caroline B. Gottschalk
Simpson Thacher & Bartlett LLP

Robert P. Davis
Cleary Gottlieb Steen & Hamilton LLP